SUPPLEMENT NO. 1	FILED PURSUANT TO RULE 424(b)(3)
TO PROSPECTUS DATED APRIL 17, 2023	REGISTRATION NO. 333-250027

$125,000,000

MINISTRY PARTNERS INVESTMENT COMPANY, LLC

2021 Class A Debt Certificates

This Supplement No. 1 for the 2021 Class A Notes Prospectus, dated April 17, 2023 (the “Prospectus”), supplements, updates, and includes information which forms a part of our registration statement on Form S-1 (No. 333-250027). The purpose of this Supplement No. 1 (the “Supplement”) is to disclose an update to the interest rate spreads used to determine the interest rates paid on our Fixed Series Certificates and Variable Series Certificates. This update replaces the interest rate spreads disclosed in the Prospectus.

This Supplement should be read in conjunction with the Prospectus. The Prospectus is not complete without this Supplement and the Supplement should not be used other than with the Prospectus. All capitalized terms used in this Supplement shall have the same meaning as defined in the Prospectus.

INVESTING IN THESE CERTIFICATES INVOLVES RISKS. SEE THE SECTION ENTITLED “RISK FACTORS” beginning on page 21 OF THE pROSPECTUS FOR MORE INFORMATION.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 1 is May 2, 2023.

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In the Prospectus, beginning with the header at top of page 39 titled “Description of the Certificates” through page 41 and ending at the header titled “The Indexes”, please insert the following updates, which will be effective for the purchase of a Certificate on or after the date of this Supplement and will replace and supersede the information previously included under those sections located on pages 39-41 of the Prospectus.

DESCRIPTION OF THE CERTIFICATES

The following is a summary of the material terms of the Certificates and the Indenture. It does not purport to be complete. This summary is subject to, and is qualified by reference in its entirety to, all the provisions of the Certificates and the Indenture. A copy of the Indenture is provided in Exhibit A to this Prospectus. Copies of the Fixed Series Certificate and the Variable Series Certificate are given in Exhibit B and Exhibit C, respectively, to this Prospectus. We urge you to read the forms of the Certificates and the Indenture because they, and not this description, define your rights as a Holder.

General

The Certificates are our general unsecured and unsubordinated obligations (except as described below). The Certificates rank equal in right of payment with our existing and future unsecured and unsubordinated indebtedness. Accrued interest and principal are payable on the Certificates at maturity.

The Certificates are issued subject to the Indenture, which is intended to constitute an indenture agreement as that term is defined under the Trust Indenture Act of 1939 (“1939 Act”). The Certificates have been registered under the 1939 Act, and the Indenture contains certain required protective provisions benefiting the Holders, as required by the 1939 Act. In addition, the Indenture contains certain financial covenants and restrictions on the payment of distributions to our Members and on our ability to incur other debt. Including the Certificates sold in this Offering, the Company is authorized to issue a total of $300 million of the Certificates under the Indenture.

The interest rates we pay on the Fixed Series Certificates are determined by reference to the CMT Index in effect on the date the interest rate is set. The interest rate we pay on the Variable Series Certificates is determined by reference to the Variable Index in effect on the date the interest rate is set. See “Descriptions of the Certificates- “The Indexes” on page 41 of the Prospectus.

The Fixed Series Certificates

Category and Required Minimum Purchase. The Fixed Series Certificates are offered in four Categories, each requiring a stated minimum purchase.

Interest Rate. The Fixed Series Certificates pay an interest rate equal to the sum of the Fixed Spread for the respective Fixed Series Certificate Category shown in the “Fixed Spread Grid” table below plus the CMT Index then in effect.

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The Fixed Spread Grid is effective as of the date of this Prospectus and may be updated subsequently in additional supplements to the Prospectus. We reserve the right to change these spreads, effective as of the date of this Prospectus, either up or down, by a maximum of 200 basis points (or 2.0%, one basis point equals 0.01%). We will disclose any change in spreads in a supplement to this Prospectus. Because the economic environment is constantly changing, occasionally, we need to be able to adjust our spreads to remain competitive in the marketplace. As an example, the one-year CMT rate decreased from 1.45% on January 31, 2020 to 0.17% on March 31, 2020, due to the Federal Reserve Board and the market’s response to the COVID-19 pandemic. Subsequently, the Federal Reserve Board began raising rates starting early in 2022 and the one-year CMT rate increased from 0.39% on January 01, 2022 to 4.05% on September 30, 2022.

The Form of the Fixed Series Certificates is included as Exhibit B to this Prospectus.

Maturities. All Fixed Series Certificates are offered with maturities of 12, 18, 24, 30, 36, 42, 48, 54, and 60 months.

The Variable Series Certificates

Category and Minimum Required Purchase. The Variable Certificates are offered in three Categories, each requiring a stated minimum purchase.

Interest Rate. The Variable Series Certificates pay interest that is adjusted monthly in an amount equal to the sum of the Variable Index in effect on the adjustment date, plus the amount of the Variable Spread for the respective Category shown on the Variable Spread Grid set forth in the table below. We refer to this as the “Effective Variable Spread Grid”. The interest rate on the Variable Series Certificates will be adjusted monthly on a specified day each month, commencing the month following the date the Variable Series Certificate is issued.

Maturities. Variable Series Certificates have a maturity of 60 months.

Prepayment. We will prepay your Variable Series Certificate in whole or in part upon delivery to us of your written request, provided your Certificate had an unpaid principal balance of at least $10,000 during the immediately preceding 90 days.

The Variable Spread Grid displayed below is effective as of the date of the Prospectus. The Variable Series Certificates pay interest that is adjusted monthly in an amount equal to the sum of the Variable Index in effect on the adjustment date, plus the amount of the Variable Spread for the respective Category on the Effective Variable Spread Grid. We refer to this as the “Effective Variable Spread Grid”. The Effective Variable Spread Grid on a Certificate that has been purchased cannot change; however, we reserve the right to change these spreads, effective as of the date of this Prospectus, either up or down, by a maximum of 100 basis points (or 1.0%, one basis point equals 0.01%) for future investments. We will disclose any change in spreads in a supplement to this Prospectus. Because the economic environment is constantly changing, occasionally, we need to be able to adjust our spreads to remain competitive in the marketplace. As an example, the three-month LIBOR rate decreased from 1.75% on January 31, 2020 to 0.56% on April 30, 2020, due to the economic distress caused by the COVID-19 pandemic. Subsequently, the Federal Reserve Board began raising rates

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starting early in 2022 and the three-month LIBOR rate increased from 0.21% on January 01, 2022 to 3.75% on September 30, 2022.

The Form of the Variable Series Certificate is included as Exhibit C to this Prospectus.

The Certificate Spread Grids

The tables below show the corresponding required minimum purchase amounts and the spreads for the Fixed Series Certificates and Variable Series Certificates, respectively. The grids below are effective as of the date of this Prospectus and may be updated subsequently in additional supplements to the Prospectus.

The Fixed Spread Grid

Fixed Series Certificate at Category	Required Minimum Purchase	12 Month	18 Month	24 Month	30 Month	36 Month	42 Month	48 Month	54 Month	60 Month
Fixed 1	$1,000	0.00%	0.00%	0.00%	0.03%	0.05%	0.05%	0.05%	0.08%	0.10%
Fixed 25	$25,000	0.05%	0.05%	0.05%	0.08%	0.10%	0.10%	0.10%	0.13%	0.15%
Fixed 50	$50,000	0.10%	0.10%	0.10%	0.13%	0.15%	0.15%	0.15%	0.18%	0.20%
Fixed 100	$100,000	0.20%	0.20%	0.20%	0.23%	0.25%	0.25%	0.25%	0.28%	0.30%

The Variable Spread Grid

Variable Spread Grid*
Variable Series Certificate Category	Required Minimum Purchase	Variable Spread
Category Variable 10	$10,000	-1.90%
Category Variable 100	$100,000	-1.65%
Category Variable 250	$250,000	-1.40%

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INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Company has elected to incorporate by reference into this Supplement and the accompanying Prospectus the information we file with the SEC. This permits us to disclose important information to you by referring you to the documents that contain subsequently filed information with the SEC. When we file information with the SEC, the information that we file subsequently will automatically update this Supplement and the accompanying Prospectus. If there is a conflict or inconsistency between the information set forth in the Supplement and the accompanying Prospectus and/or information incorporated by reference into the Supplement and Prospectus, we encourage you to rely on the information contained in the document that was filed later.

Accordingly, we incorporate by reference (i) the documents listed below and (ii) any filings we make with the SEC after the date of this Supplement under Section 13(a), 13(c), 14 or 14(d) of the Securities Exchange Act of 1934 until the termination of the offering under the Prospectus is complete:

(i)	Our Annual Report on Form 10-K for the fiscal years ended December 31, 2022, and December 31, 2021, filed with the SEC on March 24, 2023 and March 23, 2022, respectively;

(ii)	Our Quarterly Reports on Form 10-Q for the quarters ended September 30, 2022, June 30, 2022, March 31,2022, filed with the SEC on November 10, 2022, August 11, 2022, May 10, 2022, respectively; and

(iii)	Our Current Reports on Form 8-K, filed with the SEC on February 21, 2023, November 16, 2022, June 27, 2022, June 9, 2022, April 6, 2022, February 3, 2022, January 10, 2022, respectively.

Our periodic and current reports contain important information about the Company. We believe these reports provide additional information to our investors. We will provide to each investor, including any beneficial owner, to whom a Prospectus is delivered, at no cost, a copy of any or all of the documents that are incorporated by reference to this Supplement and the accompanying Prospectus but not delivered with this Prospectus, upon written or telephonic request to us at our principal executive offices at the following address: Office of the Secretary, Ministry Partners Investment Company, LLC, 915 West Imperial Highway, Suite 120, Brea, California 92821, telephone: (714) 671-5720.

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